FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  March, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

March 12, 2008

Minco Gold Corporation is pleased to report the results of an initial resource estimate for the Changkeng Gold Project in Guangdong Province, China.  The estimate contains an indicated resource of 2.1 million tonnes @ 5.61 g/t gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.

For further details see the attached Exhibit.

2.

Exhibits

2.1

News Release dated March 12, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  March 12, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	March 12, 2008

NEWS RELEASE

MINCO GOLD ANNOUNCES INITIAL RESOURCE ESTIMATE FOR CHANGKENG GOLD PROJECT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to report the results of an initial resource estimate for the Changkeng Gold Project in Guangdong Province, China.  The estimate contains an indicated resource of 2.1 million tonnes @ 5.61 g/t gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.

The purpose of this resource estimate was to:

•

Take into consideration Minco Gold’s recently completed 6 drill holes.

•

Estimate gold resources that reflect Minco Gold’s current exploration permit holdings on the Changkeng property.

•

Identify areas where inferred resources can be upgraded to indicated with additional drilling.

•

Identify areas where the resource can be expanded.

Diamond drill data from a total of 81 drill holes and 13 surface trenches were used for the resource calculation of which 6 are new holes completed in 2007. The drilling to date was conducted on an approximate 40 metre section spacing with holes on section between 20 metres to 80 metres apart.  Drilling prior to 2007 was undertaken by the Chinese Government 757 Exploration Team. Grade interpolation was undertaken with the inverse distance cubed estimation method. The Changkeng deposit remains open along strike to the northeast and southwest.

The resource estimate prepared on the Changkeng Deposit also includes silver (Ag) and minor amounts of lead (Pb) and zinc (Zn).  The results of this Resource Estimation do not include silver resources from the remaining portion of the Changkeng property area and are only for the Changkeng gold occurrence.  Details of the resources residing on the Changkeng Deposit are shown in Table 1.

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq ** (g/t)	AuEq ** (oz)
Indicated	2,101,000	5.61	379,000	10.7	723,000	5.81	392,100
Inferred	2,152,000	4.82	333,400	9.3	643,000	4.99	345,100

Table 1:  Resource Estimate @ 1.5 g/t AuEq** Cut-Off Grade.

** The AuEq grade was calculated from metal prices of Au US$650/oz and Ag US$12.50/oz with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 55:1

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

The quantity and grade of reported Inferred Resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using approximate January 2008 24 month trailing average metal prices of US$650/oz Au and US$12.50/oz Ag. Costs of US$12/tonne for mining, US$13/tonne for processing/tailings management and US$5/tonne for G&A for a total of US$30.00/tonne and a process recovery of 95% for Au and 90% for Ag yield a cut-off grade of 1.50 g/t AuEq.

The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

The resource update was prepared by Qualified Persons, Eugene Puritch, P.Eng., Antoine Yassa, P.Geo. and Tracy Armstrong, P.Geo. of P&E Mining Consultants Inc. of Brampton, Ontario.  The authors of the current resource estimate reviewed original assay certificates from core samples and check samples and collected their own site visit verification samples.  It is the authors’ opinion that the data have been adequately verified for the purposes of a NI 43-101 resource estimate and all historic and current data were found to be reliable, with an acceptable level of reproducibility. An updated NI 43-101 resource estimate technical report will be issued within 45 days of this press release.

Minco Gold is encouraged by the NI 43-101 Compliant Resource Estimate and the drill results verifying and extending the mineralization.  The company is continuing to work aggressively to advance the Changkeng Project and further drilling is planned to begin at the end of March, 2008.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) under the supervision of a certified Canadian chemist from the British Columbia PRA lab. Gold and silver were assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.   Reference materials were inserted by Minco geologists as part of a comprehensive quality assurance/quality control program.

This news release has been reviewed and approved for dissemination by Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Gold, who is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.